

MAIL STOP 3010

July 15 , 2009

Nicholas D. Gerber
Management Director
United States 12 Month Natural Gas Fund, LP
1320 Harbor Bay Parkway, Suite 145
Alameda, CA 94502

Re: United States 12 Month Natural Gas Fund, L.P.
Amendment No. 1 to Form S-1
Filed June 18, 2009
Registration No. 333-144409

Dear Mr. Gerber:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Summary, page 1

1.   We note your response to comment 3 of our letter dated August 3, 2007 that the gas futures traded on the NYMEX serve as a benchmark against how your net asset value changes are measured. However, it continues to remain unclear how investing in futures of crude oil, heating oil, gasoline, and other natural gas related investments would aid in making changes in your net asset value reflect the changes in price of "natural gas delivered at the Henry Hub, Louisiana, as measured by the changes in the average of prices of 12 futures contracts on natural gas traded on the New York Mercantile Exchange. . . ." Please revise to clarify.

Prior Performance of the General Partner and Affiliates, page 35

2.   Please update the prior performance information as of a more recent date to the extent that such information is available.

3.   On pages 36 and 37 where you disclose the offering history of the related programs, please disclose the number of investors for each fund.

4.   We note your response to our prior comment 6 and reissue that comment in part. For the other funds managed by the same general partner, please disclose the historical relationship between the NAV and the trading price of the units.

Compensation to the General Partner and other Compensation USOF, page 38

5.   Please revise the second subheading as those expenses are not presented in dollar terms.

6.   Here and elsewhere, it is not clear why you include the reference to "USOF Offering" when it appears that the fees are related to the related funds' operations and are not actually offering expenses. Please clarify.

7.   Please revise to clarify what constitutes "other amounts paid" in your disclosure of expenses.

Financial Statements and Notes

8.   Please update the financial statements of the general partner in accordance with Rule 3-12 of Regulation S-X.

Consolidated Statements of Financial Condition, page F-10

9.   We note that you recognized $311,038 as expense waiver payable. Please explain to us, and disclose in future filings, the nature of this account

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Yolanda Crittendon, Staff Accountant at 202-551-3472 or Cicely Lamothe, Accounting Branch Chief, at 202-551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Duc Dang at 202-551-3386 or me at 202-551-3655 with any other questions.

Sincerely,

Sonia G. Barros
Special Counsel

cc: James M. Cain, Esq. (via facsimile)